Filed Pursuant to Rule 433

Federal Trust Corporation Comments on Form S-3 Registration Statement

SANFORD, Fla., May 19 /PRNewswire-FirstCall/ -- James V. Suskiewich, Chairman and Chief Executive Officer of Federal Trust Corporation (Amex: FDT), commented on the Corporation’s filing of a Form S-3 Registration Statement with the Securities and Exchange Commission on May 11, 2006. The Registration Statement was filed pursuant to a Registration Rights Agreement with the investors in the recently completed PIPE (private investment in a public equity) Offering. As part of the Offering, we agreed to register these new shares with the Securities Exchange Commission. In the Registration Statement, the investors who purchased our shares are referred to as the “selling shareholders.” This does not mean that their intention is to sell their shares at this time. The purpose of the Registration Statement is to register the shares to allow the new shareholders the right to transfer or sell their shares, if and when they choose to do so. This is the same right that is available to the Company’s other shareholders.

As we previously announced, the primary purpose of the Offering was to raise capital to help retire debt and also to create a greater public float in our Company stock. The Offering and the Registration Statement are interrelated and the expenses noted in the Registration Statement relate to both. The $7.9 million net proceeds from the Offering were received by Federal Trust at closing on April 14, 2006. If and when the investors in the Offering sell their shares, those sale proceeds will go to them at that time, not to Federal Trust.

Federal Trust Corporation is a unitary thrift holding company and is the parent company of Federal Trust Bank, a $738 million federally-chartered, FDIC-insured savings bank. Federal Trust Bank operates from seven full-service offices in Sanford, Winter Park, Casselberry, New Smyrna Beach, Orange City, Deltona and Lake Mary, Florida. The Company’s Executive and Administrative Offices are located in Sanford, Florida.

Federal Trust Corporation’s common stock is traded on the American Stock Exchange under the symbol “FDT.” At May 18, 2006, the closing price was $11.84 per share.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Certain statements in this press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which statements generally can be identified by the use of forward- looking terminology, such as “may,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “target,” “plan,” “project,” or “continue” or the negatives thereof or other variations thereon or similar terminology, and are made on the basis of management’s plans and current analyses of Federal Trust Corporation, its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect Federal Trust Corporation’s financial performance and could cause actual results for fiscal 2006 and beyond to differ materially from those expressed or implied in such forward-looking statements. Federal Trust Corporation does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

For further information regarding Federal Trust Corporation, please read the Federal Trust Corporation reports filed with the SEC and available at http://www.sec.gov . Press Releases and other information about Federal Trust Corporation can be found on PR Newswire at http://www.prnewswire.com or at Federal Trust’s website at http://www.federaltrust.com .